EX-99.B-77C


                                   IVY FUNDS


SUB-ITEM 77C:  Matters submitted to a vote of security holders



On September 9, 2004, a special shareholder meeting (the "Meeting") for Ivy Global Natural Resources Fund, a series of Ivy Trust, was held at the offices of Waddell & Reed Financial, Inc., 6300 Lamar Avenue, Overland Park, Kansas, 66202. The meeting was held for the following purposes (and with the following results):

Proposal 1(a): To approve a new investment management agreement between the Trust, on behalf of Ivy Global Natural Resources Fund, and Waddell & Reed Ivy Investment Company.

          For                 Against             Abstain
   17,997,636.790         205,354.709         270,586.684

Proposal 1(b): To approve a sub-advisory agreement between Waddell & Reed Ivy Investment Company and Mackenzie Financial Corporation with respect to Ivy Global Natural Resources Fund.

          For                 Against             Abstain
   17,949,323.881         234,122.902         290,131.400

Proposal 2: To approve the retention of fees paid and payment of fees payable for investment advisory services rendered by Mackenzie Financial Corporation for the period from March 1, 2003 through the effective date of the proposed sub-advisory agreement.

          For                 Against             Abstain
   17,717,698.487         444,301.890         311,577.806